Exhibit 17.1	Letter of resignation of Jeffrey R. Bailey dated June 24, 2013

Jeffrey R. Bailey
11121 Kingston Pike, Suite E
Knoxville, TN 37914

June 24, 2013

VIA EMAIL TRANSMISSION

Attn: Peter E. Salas, Chairman of the Board, Tengasco, Inc.

Gentlemen:

I hereby resign as Chief Executive Officer and as a Director of Tengasco, Inc. My resignation from both positions is effective at close of business June 28, 2013.  My resignation is for the purposes of pursuing other interests, and is not the result of any disagreement with the Board of Directors on any matter relating to the Company’s operations, policies, or practices.

Very truly yours,
/s/ Jeffrey R. Bailey

JEFFREY R. BAILEY